Exhibit 99.24

SILVER  WHEATON

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: SLW, SLW.WT
December 20, 2004

SILVER WHEATON SHARES TO COMMENCE

TRADING ON A CONSOLIDATED BASIS

Vancouver, British Columbia: December 20, 2004 – Silver Wheaton Corp. (formerly Chap Mercantile Inc.) (“Silver Wheaton”) is pleased to announce that its common shares (TSX: SLW) will be posted for trading on the Toronto Stock Exchange at the opening on Tuesday, December 21, 2004 on a one-for-five consolidated basis.  At that time the common shares and common share purchase warrants (TSX: SLW.WT) will commence trading under the new name Silver Wheaton Corp.  There will be no change in stock symbols as a result of the consolidation and name change.

Letters of Transmittal were mailed to registered holders of common shares on December 17, 2004 requesting them to forward the certificates representing their common shares of Chap Mercantile Inc. to Equity Transfer Services Inc. in Toronto or Olympia Trust Company in Calgary in exchange for certificates representing the number of common shares of Silver Wheaton Corp. to which they are entitled.

As a result of the consolidation, commencing on December 21, 2004, the terms of the currently outstanding $0.80 common share purchase warrants listed on the Toronto Stock Exchange have been changed such that five previously outstanding warrants will entitle the holder to purchase one common share at a price of $4.00 on or prior to August 5, 2009.  In addition, the terms of the currently outstanding $1.10 Series “A” common share purchase warrants have been changed such that five previously outstanding warrants will entitle the holder to purchase one common share at a price of $5.50 on or prior to November 30, 2009.

Silver Wheaton is the only mining company with 100% of its revenue from silver production.  Silver Wheaton is debt-free, unhedged and well positioned for further growth.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of silver, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Silver Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of silver, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s Filing Statement dated October 8, 2004 as filed with the securities regulatory authorities in Canada via SEDAR.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For information contact:

Julia Hasiwar

Director, Investor Relations

(604) 696-3011